

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 26, 2010

<u>VIA U.S. Mail and Facsimile</u>

Daniel J. Sescleifer
Chief Financial Officer
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, Missouri 63141

      Re: Energizer Holdings, Inc.
              Form 10-K for the fiscal year ended September 30, 2009
              Filed November 25, 2009
              File No. 1-15401

Dear Mr. Sescleifer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2009

Item 9A Controls and Procedures

1. We note that you refer to "disclosure controls and procedures" as defined in the Exchange Act but that your officers only concluded that disclosure controls and procedures were effective "and sufficient to ensure compliance with applicable laws and regulations regarding appropriate disclosure in the Annual Report, and that there were no material weaknesses in those disclosure controls and procedures." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Signatures

2. While we note that your report has been signed by the registrant, please include the second paragraph of the signatures page of Form 10-K and include by parenthetical disclosure who is signing in their capacity as principal executive officer, principal financial officer, controller or principal accounting officer. See General Instruction D to Form 10-K.

Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial Condition

Financial Results

3. Regarding the VERO and RIF programs entered into in fiscal year 2009, in future filings please provide quantified disclosure of the expected cost savings from the plans and identify the period when you expect to first realize those benefits. For guidance on these MD&A disclosures, please refer to SAB Topic 5-P.

Note 2. Summary of Significant Accounting Policies

Foreign Currency Translation

4. We note the discussion of inflation trends and we see from the disclosures in Item 2 that you hold property in Venezuela, which has had recent cumulative three-year inflation in excess of 100%. Please provide us with your analysis under FASB ASC

830-10-45-11 and 12 in determining whether Venezuela is a highly inflationary economy.

Revenue Recognition

5. Please tell us and revise future filings to clarify the types of promotions that you offer to consumers to promote the sale of products. Discuss the accounting literature that you used to support the recognition of these costs as a reduction of net sales at the time the promotional offer is made using estimated redemption and participation levels.

Note 18. Segment Information

6. Please provide us with your analysis under FASB ASC 280-10-50 in determining that you only have two reportable segments.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel J. Sescleifer
Energizer Holdings, Inc.
January 26, 2010
Page 4

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635.

        Sincerely,

        Brian Cascio
        Accounting Branch Chief